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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ________________

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                  May 25, 2001

                                _______________

                               IFCO SYSTEMS N.V.
                (Translation of registrant's name into English)


                         "RIVIERSTAETE" AMSTELDIJK 166
                       1079 LH AMSTERDAM, THE NETHERLANDS
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 ______________

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                    Form 20-F     X          Form 40-F ____
                              ---------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.) Yes          No   X
           -----       -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.)


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AD HOC DISCLOSURE

     The ad hoc disclosure filed by the registrant with the Frankfurt Stock Exchange on May 25, 2001, regarding the approval by the Frankfurt Stock Exchange of the registrant's application to extend the deadline to June 30, 2001 for the publication of its financial statements for the year ended December 31, 2000, is attached to this report as Appendix A.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    IFCO SYSTEMS N.V.
                                    (Registrant)


Date: May 29, 2001                  By: /s/ Edward E. Rhyne
                                       --------------------------------------
                                       Edward E. Rhyne
                                       Executive Vice President and General
                                       Counsel
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                                                                      APPENDIX A

IFCO Systems NV Announces Renewed Filing Deadline Extension Approved

IFCO Systems N.V. announced today the Deutsche Borse AG (German Stock Exchange) approved the company's application for a renewed deadline extension for the publication of its financial statements for the year ending December 31st, 2000 (figure 3.2.2 Conditions for Participation in SMAX) to June 30th, 2001.

The company said the renewed deadline extension was necessary because the balance sheet implications of the planned sale of the pallet manufacturing division, in accordance with the US GAAP and SEC regulations, could not be clarified in time. IFCO Systems will make a detailed statement regarding this topic in its presentation of the operating results on June 26th, 2001. The First Quarterly Report 2001 will be published at the same time.

end of ad hoc announcement  (c) DGAP 25.05.2001

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WKN: 932117; Index: SMAX

Listed: Amtlicher Handel in Frankfurt; Freiverkehr in Berlin, Bremen,

Dusseldorf, Hamburg, Munchen, Stuttgart